Exhibit 99.2

IFRS INR Press Release

Infosys (NSE, BSE: INFY) Announces Results for the Quarter and Year ended March 31, 2017

Bangalore, India – April 13, 2017

1.	Highlights

FY 17 revenues crossed $10 billion, at $10,208 million

FY 17 revenues grew 9.7% to 68,484 crore in INR terms; 8.3% in constant currency terms

FY 17 operating margin at 24.7% as compared to 25.0% in FY 16

FY 17 Basic EPS at 62.80, a growth of 6.4% YoY

Q4 revenues declined by 0.9% QoQ in INR terms; flat in constant currency terms

Q4 operating margin at 24.6% and Basic EPS at 15.77

Liquid assets including cash & cash equivalents and investments at 38,773 crore as on March 31, 2017

FY 18 revenue guidance at 6.5%-8.5% in constant currency. FY 18 operating margin guidance at 23%-25%

2.	Dividend for Financial Year 2017

For Financial Year 2017, the Board announced a final dividend of 14.75 per share amounting to 4,078 crore. After including the interim dividend of 11 per share, the aggregate dividend for Financial Year 2017 amounts to 25.75 per share resulting in total payout of 7,119 crore. The total payout amounts to 49.6% of post-tax profits and 63.0% of free cash flow* for Financial Year 2017.

3.	Capital Allocation Policy

The Board reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

1. The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow* of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any.

2. In addition to the above, the Board has identified an amount of upto 13,000 crore ($2 billion)** to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Further announcements in this regard will be made, as appropriate, in due course.

* Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS

**USD/INR exchange rate as on March 31, 2017

Dividend payout includes Dividend Distribution Tax

This announcement contains insider information

4.	Board Changes

The Board, at its meeting held on 13th April, 2017 appointed Mr. Ravi Venkatesan, Independent Director as Co- Chairman of the Board. Ravi Venkatesan, who has been on the Board of Infosys since April, 2011 has made valuable contribution to the development of strategic direction of the Company during his tenure.

“Ravi will help me enhance the board engagement in supporting the Management in execution of company’s strategy”, said R. Seshasayee, Chairman of the Board. “This is an exciting time for the technology industry and I am delighted to have the opportunity to work more closely with Sesh and with Vishal and his leadership team in their transformational journey”, said Ravi Venkatesan, Co-Chairman.

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter and year ended March 31, 2017

Year ended March 31, 2017

•	Revenues were 68,484 crore for the year ended March 31, 2017; YoY growth of 9.7%

•	Operating profit was 16,901 crore for the year ended March 31, 2017; YoY growth of 8.2%

•	Net profit was 14,353 crore for the year ended March 31, 2017; YoY growth of 6.4%

Quarter ended March 31, 2017

•	Revenues were 17,120 crore for the quarter ended March 31, 2017 QoQ decline of 0.9%; YoY growth of 3.4%

•	Operating profit was 4,212 crore for the quarter ended March 31, 2017 QoQ decline of 2.8%; YoY decline of 0.2%

•	Net profit was 3,603 crore for the quarter ended March 31, 2017 QoQ decline of 2.8%; YoY growth of 0.2%

5.	Outlook

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2018, under IFRS is as follows:

•	Revenues are expected to grow 6.5%-8.5% in constant currency*;
•	Revenues are expected to grow 2.5%-4.5% in INR terms based on the exchange rates as of March 31, 2017**

*FY 17 constant currency rates - AUD/USD – 0.75; Euro/USD – 1.09; GBP/USD – 1.30

**Currency rates as of March 31, 2017 – 1 US$ = Rs. 64.85

“Unanticipated execution challenges and distractions in a seasonally soft quarter affected our overall performance. At the same time, we continued to see many positive signs of our strategy execution; our software-led offerings continued to show strong momentum and client success, with continued adoption of Mana, our AI platform; Zero Distance marked its 2-year anniversary as a grassroots cultural movement for innovation with strong client resonance, and our employee engagement continued to drive down attrition, especially with top performers,” said Dr. Vishal Sikka, CEO. “Looking ahead, it is imperative that we increase our resilience to the dynamics of our environment and we remain resolute in executing our strategy, our path to transform Infosys, and to drive long term value for all stakeholders.”

“Attrition declined during the quarter reflecting our focus on better employee engagement. Utilization during Q4 reached 82% which is the highest in Q4 over the past several years”, said U. B. Pravin Rao, COO.

“In FY 17, operating margins were steady as we continued our sharp focus on operational efficiencies. Cash provided by operating activities during the year was robust and exceeded $2 billion, a new high”, said M. D. Ranganath, CFO. “Our capital allocation policy is aimed at balancing the strategic and operational needs of the company as well as enhancing shareholder returns”.

6.	BUSINESS HIGHLIGHTS

In Q4, and in FY17, we continued to help clients drive automation and innovation into the core of their businesses, through our renewed services, our new software and services, and our culture of learning and education.

RENEW

In Q4, we worked closely with clients on their embrace of new digital and cloud technologies, new data and analytics capabilities and modernizing their mainframe landscapes. We also continued to drive grassroots innovation in every project through our Zero Distance (ZD) initiative, and in doing so, we continued to fuel the cultural transformation of Infosys. In March, we celebrated the two-year anniversary of ZD, and the implementation of 2,000 innovation ideas – among these innovation ideas were key engagements with Aon Affinity and Colony Brands.

“Infosys helped us focus on driving performance improvements to our annual processes for PLUS, one of Aon’s key business units, and some of our monthly financial reconciliation processes. With Zero Distance, Infosys came up with an idea to help us significantly reduce the entire process cycle time for PLUS renewals by 80 percent, which was phenomenal. Additionally, Infosys developed some in-house tools to partially automate some of the major finance processes which earlier took an entire day to complete. These processes are now completed in 90 minutes, which has resulted in highly impactful productivity improvements for us and led to cost-saving due to effort-saving. We greatly appreciate the support provided by Infosys for streamlining these key processes at AON enabling us to complete the entire renewal processes well ahead of schedule.” – James Branan, IT PM Aon Affinity.

Colony Brands, a billion-dollar catalog and multi-channel marketing powerhouse, has partnered with Infosys to migrate its mainframe applications to Amazon Web Services cloud. “To boost elasticity, better scale to meet peak seasonal demand, and drive down operational costs, we partnered with Infosys to define our mainframe modernization approach and migration strategy to AWS cloud. This strategy called for a combination of re-platforming and reengineering of core business processes such as customer management, manufacturing, warehouse management, mail-order processing and receivables. Now in the midst of executing this migration, we have every confidence in Infosys’ expertise, capabilities, and performance, cementing a critical IT partnership for the long-term.” - Steve Cretney, VP/CIO, SC Data Center, Inc., an affiliate of Colony Brands

NEW

In new software and services, we continued to drive new value for clients, helping them to find new kinds of opportunities, leverage data in new ways, drive measurable improvements in operational efficiencies through automation and capture the insights and knowledge of complex systems. In addition, we continued to bring Design Thinking services to clients to help them find and solve their most important business challenges.

"Intelligent applications based on cognitive computing, artificial intelligence and deep learning are the next wave of technology transforming how consumers and enterprises work, learn and play. The release of Infosys Mana and its use by a wide-ranging variety of clients and customers is showing that the cognitive/AI industry is transforming from research only to commercialization and Infosys Mana is a commercially viable platform for cognitive/AI-enabled solutions within the marketplace. IDC recommends that organizations actively evaluate cognitive/AI software platforms like Infosys Mana for suitability and feasibility in areas such as process automation, digital transformation, automated customer service, IT automation, and automated advisory services." - Dave Schubmehl, Research Director and Lead Analyst, IDC's Cognitive Systems and Content Analytics research, in the report Infosys Mana: An Integrated AI Platform for the Enterprise

With a vision to improve the experience of a world in motion, Adient is the global leader in multi industrial seating, producing seats and components for 25,000,000 vehicles each year across all major automakers and vehicle classes. “We are creating a digital ecosystem to accelerate growth and deliver more value to our automotive customers. Infosys Mana, a knowledge-based Artificial Intelligence Platform, will help us with robotic process automation and cognitive automation. By identifying and capturing the know-how within our complex systems, Infosys Mana will help us further improve agility and boost innovation, efficiency, and excellence across our enterprise.” Randy Urban, Vice President, Digital Office, Adient

CSX, a leading US transportation and logistics provider, is committed to being the safest and most progressive railroad in North America. As part of its business transformation strategy to create the CSX of Tomorrow, CSX has partnered with Infosys to implement innovative, leading-edge IT infrastructure solutions that drive the company’s competitive advantage. “We have collaborated with our strategic partner, Infosys, to deliver infrastructure solutions that will modernize and optimize our IT operations. These solutions will enable us to transform our IT Infrastructure, delivering process simplification and efficiencies in our core IT operations, as Technology supports CSX in becoming a highly automated railroad and further improving its safety, resource efficiency and service.” - Caroline Crawford, Assistant Vice President and head of IT Infrastructure, CSX.

"Globe is at the forefront of transforming the telecoms industry in the Philippines by being a Digital Service Provider, well-equipped to serve the needs of Filipinos in living out their digital lifestyle. Once again we are changing the game by adopting Artificial Intelligence concepts and technologies that would give more than 68 million customers of Globe improved service while being cost-efficient. When we decided to demonstrate the potential and applicability of Cognitive Digital Agent through TM Forum’s Catalyst program, we partnered with Infosys because of its leadership position in Telco industry and the richness of Infosys’ Artificial Intelligence and Machine Learning platform. I am happy to see that our partner ecosystem with Infosys, Amdocs and Huawei were able to demonstrate this potential value to our industry and what it can do for our customers which has been appreciated by TMF.” - Pebbles Sy-Manalang, Chief Information Officer, Globe Telecom.

In EdgeVerve, we delivered strong performance with 30 wins and 26 go-lives from Finacle and Edge suite of solutions across various regions.

The Housing Bank, one of the most respected banks in the Middle East, selected the Finacle suite of solutions to power the bank’s operations in Algeria. “As a private bank in the Algerian market, we are continuously looking to offer our customers with new products and services. We recognize today’s challenges and competition. Our strategy is to benefit from information technology evolvement by empowering and complementing the bank’s business, sales and marketing. We believe that these Finacle Solutions will support us in our mission and help us enhance our customer’s banking experience, and above all inspire us to innovate.” - Houcine Hannachi, General Manager, Housing Bank Algeria

Among other offerings, a South Asia-based farming and agriculture major chose the EdgeVerve Blockchain Framework to bring transparency into its supply chain processes. A leading global fashion brand chose TradeEdge to gain visibility into sales data across its channel partners in North America.

INVESTMENTS & ECOSYSTEM

We continue to deepen our partnerships, invest in technology and expertise that complements our strategy, and participate with clients and partners in the technical communities that drive value for clients and create new opportunities for Infosys.

Together with Salesforce, Infosys recently announced plans to create a new practice focused on building and providing implementation services for Salesforce’s Analytics Cloud applications. This implementation partnership will help business users access, explore and act on their organizational intelligence faster. Infosys will be among the first Analytics Cloud partners to bring both systems integrator leadership as well as a proven independent software vendor (ISV) capability. "Salesforce Analytics Cloud is seeing rapid global adoption, as companies everywhere look to transform the way they explore data, find answers and take action. Partners such as Infosys provide the best practices, industry experience and expertise that make it easier than ever for Salesforce customers to extend Analytics Cloud for every business need." - Bob Stutz, CEO of Marketing Cloud and Chief Analytics Officer at Salesforce.

Infosys achieved Cloud Elite status in the Oracle PartnerNetwork (OPN), to help Oracle customers achieve their cloud transformation roadmaps non-disruptively. "Infosys’ achievement of the Oracle PartnerNetwork Cloud Elite designation is a demonstration of its commitment to delivering industry leading use case solutions that reduce our joint customers’ implementation timelines in their journey to the cloud. Infosys’ industry-led cloud offerings deliver pre-built integrations, enhanced customer experience, personalization and ROI-based outcomes that simplify these companies’ cloud transformations." - Camillo Speroni, Vice President, Worldwide Strategic Alliances, Oracle.

CULTURE

Education continues to be the foundation for driving Infosys’ strategy of Automation and Innovation, while enabling its transformation as a company. Through this quarter, we have advanced our investments in our infrastructure for life-long learning among our employees. We continue to enhance our capabilities, beginning with the ongoing adoption of Design Thinking and the innovator’s mindset, which has now covered 134,738 employees across the organization. Beyond this, we are bringing new, immersive, hands-on approaches to learning across our curricula, such as in the launch of a new class for Power Programmers on Scala/AKKA using the ‘flight simulator’ model. And we continue to expand our learning for the digital age through digital platforms: both the Digital Tutor social learning platform (which has now been made available on cloud and is accessible on mobile devices) and the Infosys Learning Platform have gained momentum with additional courses added on various topics across technologies and business effectiveness.

AWARDS & RECOGNITION

•	Leader In Gartner Magic Quadrant for SAP® Application Services, North America
•	Leader In Gartner Magic Quadrant for SAP® Application Services, EMEA
•	Leader In Gartner Magic Quadrant for Oracle Application Services, North America
•	Leader In Gartner Magic Quadrant for Oracle Application Services, EMEA
•	Leader in NelsonHall NEAT Big Data and Analytics
•	Winner’s Circle in the Horses for Sources Blueprint on Managed Security Service Providers
•	Leader in IDC MarketScape: Worldwide Omni-Channel Engagement IT Implementation Services 2017 Vendor Assessment
•	Leader, Infosys Finacle, in Digital Banking Solutions, rated by Ovum
•	Finacle won the Best Core Banking Project – Africa with United Bank of Africa, and Best Core Banking Project - Middle East with Emirates Islamic Bank at the Asian Banker Technology Innovation Awards, 2017
•	Infosys won the 2017 IBM Beacon Award, which recognizes partners delivering exceptional solutions to drive business value and transform the way clients and industries operate.
•	In the recent report: The Forrester Wave(TM): Robotic Process Automation, Q1 2017, AssistEdge was ranked among the Strong Performers with competitive options. According to Forrester: 'EdgeVerve Systems brings a combined services and product approach. AssistEdge takes a broader services approach compared with the rest of the field.
•	Infosys Mana is positioned as a leading player in the HfS Research Intelligent Automation Continuum. Source: Augmenting Automation Through AI (Webinar)March 2017

BEYOND BUSINESS

In fiscal 2017, we have invested our resources and applied our expertise to bring about a meaningful difference to the communities around us.

In Q4, Infosys Foundation committed to the construction of sanitation facilities at Government schools and training centers in Tamil Nadu, Telangana and Karnataka. It also partnered with The Akshaya Patra Foundation to provide sanitation kits along with counselling to 20,000 school going girl children in Jaipur for a year. An endowment to Sri Ramakrishna Sevashrama during this quarter by the Foundation has provided drinking water and fodder to remote villages in and around Pavagada, Karnataka.

During the quarter, Infosys Science Foundation (ISF) honored six top researchers in science and humanities with the Infosys Prize 2016 at an awards ceremony in Bangalore and celebrated their inspiring journey and contributions to science and research.

Infosys Foundation USA announced new teacher training grants for Bootstrap, Exploring Computer Science, UTeach, Beauty and Joy of Computing, and Mobile CS Principles. This will enable 500 public school educators nationwide to attend free high quality computer science (CS) professional development in the US. Including earlier commitments to Code.org and DonorsChoose.org, the 1,000 educators supported in summer 2017 will double the number of teachers we helped in 2016 and bring Computer Science education to tens of thousands of new students. In addition, the Foundation will continue to support Hispanic Heritage Foundation (HHF) and its summer 2017 LOFT Coder Summit at Stanford University, enabling more Latinx students and young professionals to explore careers in computing.

About Infosys Ltd.

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 408 375 2722 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

	March 31, 2017	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	22,625	32,697
Current investments	9,970	75
Trade receivables	12,322	11,330
Unbilled revenue	3,648	3,029
Prepayments and other current assets	4,856	4,448
Derivative financial instruments	284	116
Total current assets	53,705	51,695
Non-current assets
Property, plant and equipment	11,716	10,530
Goodwill	3,652	3,764
Intangible assets	776	985
Investment in associate	71	103
Non-current investments	6,382	1,811
Deferred income tax assets	540	536
Income tax assets	5,716	5,230
Other non-current assets	797	735
Total non-current assets	29,650	23,694
Total assets	83,355	75,389
LIABILITIES AND EQUITY
Current liabilities
Trade payables	367	386
Derivative financial instruments	2	5
Current income tax liabilities	3,885	3,410
Client deposits	32	28
Unearned revenue	1,777	1,332
Employee benefit obligations	1,359	1,341
Provisions	405	512
Other current liabilities	6,186	6,225
Total current liabilities	14,013	13,239
Non-current liabilities
Deferred income tax liabilities	207	256
Other non-current liabilities	153	115
Total liabilities	14,373	13,610
Equity
Share capital- 5 par value 240,00,00,000 (240,00,00,000) equity shares authorized, issued and outstanding 228,56,55,150 (228,56,21,088), net of 1,12,89,514 (1,13,23,576) treasury shares, as of March 31, 2017 (March 31, 2016), respectively	1,144	1,144
Share premium	2,356	2,241
Retained earnings	65,056	57,655
Cash flow hedge reserves	39	–
Other components of equity	387	739
Total equity attributable to equity holders of the company	68,982	61,779
Non-controlling interests	–	–
Total equity	68,982	61,779
Total liabilities and equity	83,355	75,389

Infosys Limited and subsidiaries
Consolidated Interim Statements of Comprehensive Income
(In crore except share and per equity share data)

	Three months ended March 31, 2017	Three months ended March 31, 2016	Year ended March 31, 2017	Year ended March 31, 2016
Revenues	17,120	16,550	68,484	62,441
Cost of sales	10,770	10,262	43,253	39,098
Gross profit	6,350	6,288	25,231	23,343
Operating expenses:
Selling and marketing expenses	889	909	3,591	3,431
Administrative expenses	1,249	1,159	4,739	4,292
Total operating expenses	2,138	2,068	8,330	7,723
Operating profit	4,212	4,220	16,901	15,620
Other income, net	746	772	3,080	3,125
Share in associate’s profit/(loss) and others	(25)	(1)	(30)	(3)
Profit before income taxes	4,933	4,991	19,951	18,742
Income tax expense	1,330	1,394	5,598	5,251
Net profit	3,603	3,597	14,353	13,491
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of the net defined benefit liability/asset	20	(3)	(45)	(12)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	–	–	(35)	–
Equity instruments through other comprehensive income, net	(5)	–	(5)	–
Items that will be reclassified subsequently to profit or loss:
Fair value changes on derivative designated as cash flow hedge, net	11	–	39	–
Exchange differences on translation of foreign operations	(197)	96	(257)	303
Fair value changes on investments, net	(10)	19	(10)	41
Total other comprehensive income, net of tax	(181)	112	(313)	332
Total comprehensive income	3,422	3,709	14,040	13,823
Profit attributable to:
Owners of the company	3,603	3,597	14,353	13,491
Non-controlling interests	–	–	–	–
	3,603	3,597	14,353	13,491
Total comprehensive income attributable to:
Owners of the company	3,422	3,709	14,040	13,823
Non-controlling interests	–	–	–	–
	3,422	3,709	14,040	13,823
Earnings per equity share
Basic ()	15.77	15.74	62.80	59.03
Diluted ()	15.76	15.74	62.77	59.02
Weighted average equity shares used in computing earnings per equity share
Basic	2,285,654,881	2,285,620,957	2,285,639,447	2,285,616,160
Diluted	2,286,652,003	2,285,750,316	2,286,396,745	2,285,718,894

NOTE:

1. The audited Consolidated Balance sheets and Consolidated Interim Statements of Comprehensive Income for the three months and year ended March 31, 2017 have been taken on record at the Board meeting held on April 13, 2017

2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com